Exhibit 99

Logo Electrolux

PRESS RELEASE

Electrolux board authorizes restructuring within major appliances and compressors

(ELUX) The Board of Directors of Electrolux has authorized a number of restructuring measures to improve productivity and adjust the cost structure within major appliances, mainly outside Europe, as well as within compressors.

The actions proposed will involve a total cost of SEK 1,367m, which will be charged as items affecting comparability against operating income in the fourth quarter of 2002. Approximately half of the amount relates to cash items, mainly personnel cutbacks involving 5,091 employees. Savings are estimated at SEK 253m in 2003, additional SEK 119m in 2004 and a total of SEK 415m annually from year-end 2005 (see table on page 2). All actions are subject to local laws and bargaining requirements.

The proposed actions would include closure of the Group’s plant for room air-conditioners in Edison, NJ, USA, as well as rationalization of refrigerator production and sales and marketing in China. In India, measures comprise further consolidation of Group operations, write-downs of assets and personnel cutbacks. In addition, actions include divestment of the Australian component plant in Botany, NSW.

Within major appliances in Europe, rationalization would be implemented in relation to the previously announced consolidation of product platforms and change in production structure to a few master plants and a number of smaller, leaner manufacturing units. This includes transfer of part of cooker production in Motala, Sweden, Forli, Italy and Rothenburg, Germany to the cooker plant in Romania. Actions also include outsourcing of cooker hoods production in Motala to external suppliers, as well as transfer of part of refrigerator production in Fuenmayor, Spain to the refrigerator plant in Hungary.

Within compressors, actions would include restructuring of operations in Spain and India.

In addition to the proposed restructuring activities, and following impairment tests, write-downs of assets are expected in the full-year accounts for 2002 in the amount of approximately SEK 1,000m. These relate to compressors, as well as assets in other under-performing operations.

Hans Stråberg, President and CEO of Electrolux, comments on the proposed measures: “Our operations in India and China, including the compressor operations, have been generating losses in recent years. The measures proposed will create a foundation for building financially sound operations in the respective markets and product categories. We must also examine changes in our cost structure within air-conditioners in North America, and leverage our strong market position in this product category which may involve sourcing from the Group’s operation in Brazil as well as from external suppliers. The changes within appliances in Europe are focused mainly on improving productivity and achieving economies of scale in production.

We must make every effort to improve operations that are under- performing or not creating sufficient value. This is fundamental for enabling increased activities in product development and marketing to achieve growth, and for strengthening our leading positions within our highly competitive industries.”

						Total
						estimated
						annual
						SEKm
		Whereof	Whereof		Estimated	savings
	Total	cash-	write-		savings	by year-
	cost,	effect	downs	Personnel	2003,	end 2005,
Product Area	SEKm	SEKm	SEKm	cutbacks	SEKm	SEKm
Major appliances, Rest of	635	280	355	2,665	64	157

the world Major appliances, North	396	157	239	1,350	101	101

America Major appliances, Europe	178	143	35	343	43	97

Total major appliances	1,209	580	629	4,358	208	355

Compressors	158	113	45	733	45	60

Total	1,367	693	674	5,091	253	415

Summary of major actions proposed

North America	Closure of plant for room air- conditioners. Sourcing from Group operation in Brazil and external suppliers

China	-Rationalization of refrigerator production, write-down of assets -Rationalization of sales and marketing organization within major appliances

India	-Restructuring of compressor operation -Consolidation of Group structure, including personnel cutbacks and write-down of assets

Australia	Divestment of component plant in Botany, NSW

Europe	-Transfer of part of cooker production from Motala, Sweden, Forli, Italy and Rothenburg, Germany to Romania
-Outsourcing of cooker hoods
-Outsourcing of grid plating
-Transfer of part of refrigerator production from Fuenmayor, Spain, to Hungary
-Restructuring of Spanish compressor operation

Electrolux is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, the Group had sales of SEK 135.8 billion and approximately 87,100 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use under famous brands such as Electrolux, AEG, Zanussi, Frigidiare, Eureka and Husqvarna. The Electrolux Press Hotline can be reached at +46 8 657 65 07.

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals or targets of Electrolux for future periods and future business and financial plans. Actual results may differ materially from these goals and targets due to a variety of factors. These factors include, but may not be limited to, the following; the success in developing new products and marketing initiatives, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates, and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals, competitive pressures to reduce prices, significant loss of business from major retailers, consumer demand, effects of current fluctuations and the effect of local economies on product demand.

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The following files are available for download:
http://www.waymaker.net/bitonline/2002/12/17/20021217BIT00690/wkr0001.doc
http://www.waymaker.net/bitonline/2002/12/17/20021217BIT00690/wkr0002.pdf

AB ELECTROLUX (PUBL) MAILING ADDRESS SE-105 45 STOCKHOLM SWEDEN	TELEPHONE +46 8 738 60 00	TELEFAX +46 8 738 74 61	PRESS HOTLINE +46 8 657 65 07	WEBSITE www.electrolux.com